UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 25 )*

Summit Financial Group

(Name of Issuer)

Common

(Title of Class of Securities)

86606g

(CUSIP Number)

Teresa Ely,  Summit Financial Group  PO Box 179  Moorefield,  West Virginia  26836  Phone : 304-530-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Crites Patricia A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
628,860

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
428,870

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
628,860

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.52%

14	TYPE OF REPORTING PERSON
IN

Item 1.	Security and Issuer

Item 1 is amended to read as follows:
This Amendment No. 25 to Schedule 13D is being filed by Patricia A. Crites to amend the Schedule 13D filed on January 10, 2012, as previously amended by Amendments Nos. 1-24 to Schedule 13D, inclusive as further described in prior filings with the Securities Exchange Commission (together, the “Schedule 13D”), relating to the Common Stock, par value $2.50 per share of Summit Financial Group, Inc., a West Virginia corporation to reflect Mrs. Crites acquisition on December 31, 2014 of the right to convert within 60 days some or all of Summit’s Series 2011 Preferred Stock into a maximum of 208,250 shares of Common Stock. Mrs. Crites, is also reporting beneficial ownership of 41,750 shares of Summit Common Stock which arises from her right to vote the Common Stock into which 334 shares of Summit Series 2011 Preferred Stock may be converted within 60 days and which are beneficially owned by two subtrusts described in Item 4 as of December 31, 2014.

The class of equity securities to which this Statement relates is the Common Stock, par value $2.50 per share (the “Shares” or the “Common Stock”), of Summit Financial Group, Inc., a West Virginia corporation (“Summit”), whose principal offices are at 300 North Main Street, Moorefield, West Virginia 26836.

Item 2.	Identity and Background

(a)	No Change

(b)	No Change

(c)	No Change

(d)	No Change

(e)	No Change

(f)	No Change

Item 3.	Source and Amount of Funds or Other Consideration

No Change

Item 4.	Purpose of Transaction

Item 4 is amended to read as follows:
On October 31, 2011 Mrs. and Mr. Crites purchased 2,000 shares of Summit Financial Group, Inc. 8% Non-Cumulative Convertible Preferred Stock, Series 2011 (the "Summit Series 2011 Preferred Stock").

On June 30, 2014, Mrs. Crites and her spouse transferred a total of 1,503 shares of Summit Series 2011 Preferred Stock to nine subtrusts created to support the future health, maintenance and education of their grandchildren. Mrs. Crites and her spouse are co-trustees for seven of the nine subtrusts and also have the power to vote the shares of Summit Common Stock owned by the nine subtrusts, including the two subtrusts for which they do not act as co-trustees.

Under the terms of the Summit Series 2011 Preferred Stock, Mrs. and Mr. Crites have the right to convert the Summit Series 2011 Preferred Stock on any dividend payment date, at their option, into shares of Common Stock based on a conversion rate determined by dividing $500 by $4.00. The dividend payment dates are March 1, June 1, September 1 and December 1 of each year (each "Dividend Payment Date”).

Mrs. and Mr. Crites will be deemed to have beneficial ownership of 250,000 shares of Summit Common Stock on the date that is sixty days prior to each Dividend Payment Date. On December 31, 2014, Mrs. and Mr. Crites had the right to acquire within 60 days beneficial ownership of the Common Stock into which they may convert their Summit Series 2011 Preferred Stock. The two subtrusts for which they do not act as trustees also acquired the right to convert their Summit Series 2011 Preferred Stock into shares of Common Stock within 60 days on December 31, 2014. Accordingly, as of December 31, 2014, Mrs. and Mr. Crites were deemed to have beneficial ownership of an additional 250,000 shares of Common Stock.

(a)	No Change

(b)	No Change

(c)	No Change

(d)	No Change

(e)	No Change

(f)	No Change

(g)	No Change

(h)	No Change

(i)	No Change

(j)	No Change

Item 5.	Interest in Securities of the Issuer

(a)
Item 5(a) is amended to read as follows:
Mrs. Crites beneficially owns an aggregate of 682,860 Shares or 7.52% of Summit Common Stock. 208,250 of the Shares beneficially owned by Mrs. Crites arise from her right to convert 1,666 shares of the 2011 Preferred Stock into a maximum of 208,250 shares of Summit Common Stock and 41,750 arise from her right to vote the Common Stock into which 334 shares of Summit Series 2011 Preferred Stock may be converted on the Dividend Payment Date by two trusts created for her grandchildren.

(b)
Item 5(b) is amended to read as follows:
Mrs. Crites has sole voting and dispositive power over none of the shares. She shares voting and dispositive power over 428,870 Shares with her husband, John Crites, which includes 69,000 shares of Common Stock held in six subtrusts created for the benefit of the Crites grandchildren, for which Mr. and Mrs. Crites act as co-trustees as described in Item 6 below, 146,125 shares of Common Stock into which the Summit Series 2011 Preferred Stock is convertible on March 1, 2015, held in seven subtrusts created for the benefit of the Crites grandchildren, for which Mr. and Mrs. Crites act as co-trustees, described in Item 6 below, 62,125 shares of Common Stock into which the Series 2011 Preferred Stock is convertible on March 1, 2015, 124,320 shares owned individually by Mrs. Crites, 27,300 shares individually owned by Mr. Crites.

Mrs. Crites disclaims and does not report beneficial ownership over 169,956 shares of Common Stock over which Mr. Crites exercises sole voting and dispositive power, which includes 71,059 shares owned by The Patricia A. Crites 2010 Grantor Retained Annuity Trust, for which he is trustee and 98,897 shares of Common Stock owned by the Patricia A. Crites 2012 Grantor Retained Annuity Trust.

John Crites is a citizen of the United States and is a principal shareholder and Chairman of Allegheny Wood Products, Inc., a company engaged in the hardwood manufacturing and sales business. Allegheny Wood Products, Inc. is located at P. O. Box 867, Airport Road, Petersburg, West Virginia 26847.

Mrs. Crites also shares voting power but not dispositive over 199,990 of the Shares with her husband, John Crites, under two trusts, for the benefit of their grandchildren as described in Item 6 below.

During the last five years, Mrs. Crites has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has Mrs. Crites been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Crites is a citizen of the United States.

(c)	No Change

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit

(d)
Item 5(d) is amended to read as follows:
Mrs. Crites’ spouse has the right to receive or the power to direct the receipt of dividends from the sale of 359,870 of the Shares jointly and beneficially owned by them, which includes the maximum of 208,250 shares of Common Stock into which the Series 2011 Preferred Stock is convertible. In his capacity as co-trustee of six subtrusts described in Item 6, below, Mr. Crites also has the power to direct the receipt of dividends from, or the right to receive the proceeds from the sale of 69,000 of the Shares. The trustee of two of the subtrusts described in Item 6, below, has the power to direct the receipt of dividends from, or the right to receive the proceeds from the sale of 199,990 of the Shares, which includes 41,750 shares of Summit Common Stock into which the Series 2011 Preferred Stock is convertible. As trustee of the Patricia A. Crites 2010 Grantor Retained Annuity Trust and the Patricia A. Crites 2012 Grantor Annuity Trust, Mr. Crites has the right to receive the dividends from or the proceeds of the sale of an aggregate of 169,956 shares of Summit Common Stock.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No Change

Item 7.	Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Summit Financial Group, Inc.

January 06, 2015	By:	/s/ Teresa D. Ely
Lmtd POA Attorney-In-Fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)